



BACK TO SPACE™

Creating Exponential STEM through Pop Culture

BACK TO SPACE One Sheet

Most people are destined for greatness, but their spark is never lit.
…Our job is to light it

Overview. **BACK TO SPACE** (BTS), is a for-profit, impact investment in the STEM and media space with revenue generation from **both** traditional **and** digital media. BTS is offering to investors, Series A Preferred Securities. The company created ***Space News Flash***, digital media content and collaborations with some of the most significant players and a TV show with some of the best producers in Hollywood. The TV series will be competition and entertainment in a platform combining shows like The ***Amazing Race*** and ***Myth Busters***. The Digital media platform creates hyper growth through collaborations with some of the largest players in digital media. The Impact goal of the company is to utilize pop culture to spark inspiration and emotion that will re-direct a downward trend of STEM education in the U.S. The result of these elements will be a goal to generate profits and something we call Exponential STEM™.

BACK TO SPACE
GROUP
1
AMBASSADOR CLASS
2018

The Problem. Twenty-five years ago, the U.S. led the world in production of scientists and engineers. Now, we are an anemic 4th place and shrinking. American corporations are struggling to find talent. While plenty of STEM programs are in existence, they are clearly not working. They are not hitting the root issue, which is inspiration and passion. Kids are excited about video games, pop culture YouTube influencers and Instagram. Back To Space has selected 25 high schoolers who serve as Group One Ambassadors, participate in activities and use Exponential STEM to inspire their generation. Our Ambassadors, digital media, and Apollo astronauts are already captivating this generation of school-aged kids, much the same as the Mercury, Gemini and Apollo missions did in the 1960s. These Ambassadors have been prolific in digital media and contributing to the for-profit business model.

Countries with the most STEM Grads
JAPAN 195
INDONESIA 210
IRAN 350
USA 580
RUSSIA 585
INDIA 2,600
CHINA 4,700
Grads x 1000
1,000
2,000
3,000
4,000
5,000
Forbes
statista
Source: World Economic Forum

Giant Lunar Map. BTS is planning an 20,000 sq. ft. for-profit map of the Lunar Surface with augmented and virtual reality, LED lighting and 3-D relief. Paying visitors will be able to explore, compete in rocket competitions and purchase merchandise. This will be a Guinness Book of Records map, designed to inspire for hundreds of years.

Apollo 17
Sea of Tranquility
Sea of Serenity
Apollo 11
Apollo 15
Sea of Rains
Apollo 16
Copernicus
Apollo 12
Apollo 14
Sea of Clouds
Tycho
Ocean of Storms
6′
160′

www.BACKtoSPACE.com

BACK TO SPACE™

Creating Exponential STEM through Pop Culture

BACK TO SPACE One Sheet

Business Model. The young generation lives in a world of digital media and merch. To reach and inspire them, one must live and work in their world. To do so, clearly can modify the pathways. While doing this, management believes we can generate revenue streams. In September, we began our first major entre' into this space with the BTS' ***Space Flash News,*** which has surpassed 250k views by the end of week 7. This is a phenomenal result that demonstrates the correct pathway. In addition, the Company has developed a digital media engine that has nearly 1,000 blogs, Instagram, LinkedIn and Facebook posts, and Tweets. We have executed a contract with 5x Emmy nominee Christopher Cowen, ***From Earth to The Moon, Apollo 13,*** and ***the Decades Series***. TV Academy Chair, 7x Emmy winner, producer of ***Amazing Race*** and ***Naked Science,*** Hayma Washington will be Executive Producer to our show.



Views for Space News Flash
Reddit
Aviation Daily
Universe Today

The Team. Granddaughter of the Apollo 14 command module pilot, Danielle Roosa is founder & Communication Officer. Serial entrepreneur, author and Teladoc founder Michael Gorton is CEO. Serial entrepreneur and IoT expert, Eric Lenington is the CTO. Former I2 CFO David Cary is fractional CFO. Living legend astronauts: **Walter Cunningham** – Apollo VII, **Charlie Duke** – Apollo XVI, and **Al Worden** – Apollo XV, are contracted members, and Buzz Aldrin – Apollo XI is an advisor. Mark Victor Hansen author of Chicken Soup for the Soul and The One Minute Millionaire, Broadcast.com CTO and startup consultant Patrick Seaman, renowned portrait artist Maciej Maga, former 7-11 CEO Jim Keyes, KL Gates partner David Luther, Aviation Daily owner Erik Simon, and marketing guru Alyse Holstein are advisors.

Current Financial Ask/Benefits. Investment capital will fund continued Group One Ambassador Program, corporate operations and digital media. It should be noted that the TV show will be funded either by the TV network selected, or through an entirely different, and presumably non-dilutive instrument. **The goal is for BTS management to reach cash flow positive in the next 12 months and for Investors to see cash on cash returns as soon as December 2020.** We believe the TV show will resonate with the general public and continue for many years on the network.. Digital media generates revenue through sponsorships, PodCasts and ads played on YouTube, Instagram and Facebook. Similar digital media entities like Dude Perfect, SloMo Guys and Veritasium see net revenue streams in the $2M-$100M per year.

Series A has preferences that are discussed on the Portal website. The first $1M in Series A was used to organize the company, finalize Astronaut contracts, events funding, student media production, and develop collaborations with digital and traditional media partners. This tranche will ramp up digital media, fund operations, and begin development of the TV show. Station 10 and BTS have begun discussions with TV networks with a final selection likely in Q2 2020. The 1st major video to preview will be a collaboration with a major entity like Dude Perfect, which we expect in Q1 2020.

On-going expenses and profits for the business will come from digital media, which commenced in September 2019, and the TV show, which we project to begin in Q3 – 2020.